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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                              24/7 Real Media, Inc.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                   901314 10 4
                                 (CUSIP Number)

Paul Weinberg
Elbit Ltd.                                       Richard Gilden
3 Azrieli Center                                 Brobeck, Phleger & Harrison LLP
The Triangle Building                            1633 Broadway, 47th Floor
67023  Tel Aviv                                  New York, NY 10019
Israel                                           (212) 581-1600
011-972-3-6075555

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               September 19, 2002
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 'SS''SS' 240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box. [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 'SS' 240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  901314 10 4

                                       13D
-----------------------------------------------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

             Elbit Ltd.
-----------------------------------------------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)                                                                [ ]

     (b)                                                                [ ]
-----------------------------------------------------------------------------------------------------------------------
3.   SEC Use only
-----------------------------------------------------------------------------------------------------------------------
4.   Source of funds (See Instructions)              WC
-----------------------------------------------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is
     Required Pursuant to Items 2(d) or 2(e)                            [ ]
-----------------------------------------------------------------------------------------------------------------------
6.   Citizenship or Place of Organization        Israel
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
Number of
Shares             7.   Sole Voting Power                  *8,940,271 shares of common stock, par value $0.01 per share
Beneficially      -----------------------------------------------------------------------------------------------------
Owned by           8.   Shared Voting Power                   0
Each              -----------------------------------------------------------------------------------------------------
Reporting          9.   Sole Dispositive Power             *8,940,271 shares of common stock, par value $0.01 per share
Person            -----------------------------------------------------------------------------------------------------
With              10.   Shared Dispositive Power                    0
-----------------------------------------------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person       *8,940,271 shares of common stock, par value
                                                                        $0.01 per share
-----------------------------------------------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)
-----------------------------------------------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)                15.0%
-----------------------------------------------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
                CO

               * Includes 100,000 shares of Series B Preferred Stock that is convertible into 4,840,271 shares of Common Stock, subject to antidilution adjustments.

     Item 1. Security and Issuer.

          This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the "Issuer Common Stock"), of 24/7 Real Media, Inc., a company organized under the laws of the State of Delaware (the "Issuer"). The principal executive offices of the Issuer are located at 1250 Broadway, New York, New York 10001.

     Item 2. Identity and Background.

          (a)  Name of Person filing

               Elbit Ltd. ("Elbit"), a wholly owned subsidiary of Elron Electronic Industries Ltd.

          (b)  Address of Principal Business Offices or, if none, Residence

               Elbit Ltd.
               3 Azrieli Center
               The Triangle Building
               Tel Aviv 67023,
               Israel

          (c) Elbit develops products and value-added services in the areas of e-business and m-commerce through its subsidiaries and through affiliated companies in which it has significant holdings.

          (d) During the past five years, neither Elbit nor, to Elbit's knowledge, any person named in Schedule A to this Statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the past five years, neither Elbit nor, to Elbit's knowledge, any person named in Schedule A to this Statement, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, Federal or State securities laws or finding any violation with respect to such laws.

          (f) Each of the individuals listed on Schedule A to this Statement is a citizen of Israel.

     Item 3. Source and Amount of Funds or Other Consideration.

          Pursuant to a Series B Preferred Stock Purchase Agreement, dated as of September 19, 2002, by and among the Issuer and the parties listed on the Schedule of Purchasers attached thereto, in exchange for Elbit's investment of $1,000,000, Elbit received 100,000 shares of Series B Preferred stock, par value $0.01 ("Series B Preferred Stock"), which is convertible into 4,840,271 shares of Issuer Common Stock, subject to antidilution adjustments.

          Pursuant to an Asset Purchase Agreement, also dated as of September 19, 2002, by and among the Issuer, Elbit Vflash Inc., a Delaware corporation ("Elbit Vflash Inc."), and Elbit Vflash Ltd., a company incorporated under the laws of the Isle of Man ("Elbit Vflash Ltd."), and in exchange for the purchase of certain assets of Elbit Vflash Inc. and Elbit Vflash Ltd., Elbit Vflash Inc. received 4,100,000 shares of Issuer Common Stock. Elbit Vflash Ltd. is a direct wholly owned subsidiary of Elbit, and Elbit Vflash Inc. is a direct wholly owned subsidiary of Elbit Vflash Ltd.

          Pursuant to a Share Purchase Agreement dated January 8, 2003, by and among Elbit Vflash Inc., Elbit Vflash Ltd. and Elbit ("Share Purchase Agreement"), Elbit Vflash Inc. transferred to Elbit 2,050,000 shares of Issuer Common Stock in exchange for the cancellation of certain indebtedness owed to Elbit.

     Item 4. Purpose of Transaction.

          (a) - (j) As described in Item 3 above, Elbit acquired beneficial ownership of 4,840,271 shares of Issuer Common Stock issuable upon conversion of shares of Series B Preferred Stock in connection with its investment of $1,000,000. The number of shares of Issuer Common Stock issuable upon conversion of shares of Series B Preferred Stock is subject to antidilution adjustments.

          As described in Item 3 above, Elbit Vflash Inc. received 4,100,000 shares of Issuer Common Stock in connection with the purchase by the Issuer of certain assets of Elbit Vflash Inc. and Elbit Vflash Ltd.

          As described in Item 3 above, on January 8, 2003, Elbit Vflash Inc. transferred to Elbit 2,050,000 shares of Issuer Common Stock in exchange for the cancellation of certain indebtedness owed to Elbit.

          Other than as described above, neither Elbit nor, to Elbit's knowledge, any person named in Schedule A, has plans or proposals that relate to or would result in any of the actions described in subparagraphs
     (a) through (j) of Item 4 of Schedule 13D.

     Item 5. Interest in Securities of the Issuer.

          (a) - (b) Elbit is the beneficial owner of 8,940,271 shares of Issuer Common Stock, representing approximately 15.0% of the issued and outstanding Issuer Common Stock. 4,840,271 shares of this total are issuable upon conversion of the Series B Preferred Stock directly beneficially owned by Elbit, subject to antidilution adjustments, and 2,050,000 shares of Issuer Common Stock are owned by Elbit Vflash Inc. Elbit has the sole power to vote and direct the disposition of all shares. To the knowledge of Elbit, none of the persons named in Schedule A beneficially owns any shares of Issuer Common Stock.

          (c) Except for the acquisition by Elbit of the Issuer Common Stock pursuant to the Series B Preferred Stock Purchase Agreement, the transfer of the shares by Elbit Vflash to Elbit pursuant to the Share Purchase Agreement, and the acquisition by Elbit Vflash Inc. of the Issuer

     Common Stock pursuant to the Asset Purchase Agreement, neither Elbit nor, to the knowledge of Elbit, any person named in Schedule A, has effected any transaction in the Issuer Common Stock during the past 60 days.

          (d) Not applicable.

          (e) Not applicable.

     Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

          Elbit entered into an Investors' Rights Agreement, dated as of September 19, 2002 (the Investors' Rights Agreement"), by and between the Issuer and the parties listed on Exhibit A thereto, granting certain registration rights under the Securities Act of 1933, as amended, with respect to the shares of Issuer Common Stock issued to Elbit pursuant to the Series B Preferred Stock Purchase Agreement and Elbit Vflash Inc. pursuant to the Asset Purchase Agreement, including piggyback registration rights. The foregoing summary of the Investors' Rights Agreement is qualified in its entirety by reference to the copy of the Investors' Rights Agreement included as an Exhibit to this Statement, which is incorporated by reference herein in its entirety by reference.

          Other than the Series B Preferred Stock Purchase Agreement, the Asset Purchase Agreement, the Investors' Rights Agreement and the Share Purchase Agreement, to the knowledge of Elbit, there are no contracts, understandings or relationships (legal or otherwise) with respect to the Issuer Common Stock, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

          Other than the Series B Preferred Stock Purchase Agreement, the Asset Purchase Agreement, the Investors' Rights Agreement and the Share Purchase Agreement, to the knowledge of Elbit, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Schedule A and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

     Item 7. Materials to be Filed as Exhibits.

          The following documents are filed as exhibits:

          99.1 Series B Preferred Stock Purchase Agreement, dated as of September 19, 2002, by and between the Issuer and the parties listed on the Schedule of Purchasers attached thereto.

          99.2 Asset Purchase Agreement, dated as of September 19, 2002, by and among 24/7 Real Media, Inc., a Delaware corporation, Elbit Vflash Inc., a Delaware corporation and Elbit Vflash Ltd., a company incorporated under the laws of the Isle of Man.

          99.3 Investors' Rights Agreement, dated as of September 19, 2002, by and between the Issuer and the parties listed on Exhibit A thereto.

          99.4 Share Purchase Agreement, dated as of January 8, 2003, by and between Elbit Vflash Inc., Elbit Vflash Ltd. and Elbit Ltd.

                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.

January 28, 2003

                                       Elbit Ltd.

                                       By: /s/ Paul Weinberg
                                       -----------------------------------------
                                       Name: Paul Weinberg
                                       Title: Director

               The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power or attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

               NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 'SS' 240.13d-7 for other parties for whom copies are to be sent.

      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)

                                   Schedule A

-------------------------------------------------------------------------------------------------------------------------------
                                 Present Principal Occupation
                                 Including Name of Employer (if
Name                             other than Elbit Ltd.)                                           Address of Employer
-------------------------------------------------------------------------------------------------------------------------------
Directors of Elbit Ltd.
-------------------------------------------------------------------------------------------------------------------------------
Doron Birger                                President & Chief Executive Officer of    3 Azieli Center, Triangle Building. Tel
                                            Elron Electronic Industries ("Elron")     Aviv, 67023, Israel
------------------------------------------- ----------------------------------------- -----------------------------------------
Tal Raz                                     Vice-President and Chief Financial        3 Azieli Center, Triangle Building. Tel
                                            Officer of Elron                          Aviv, 67023, Israel
------------------------------------------- ----------------------------------------- -----------------------------------------
Moshe Fourier                               Vice-President and Chief Technology       3 Azieli Center, Triangle Building. Tel
                                            Officer of Elron                          Aviv, 67023, Israel
------------------------------------------- ----------------------------------------- -----------------------------------------
Paul Weinberg                               General Counsel and Corporate Secretary   3 Azieli Center, Triangle Building. Tel
                                            of Elron                                  Aviv, 67023, Israel
------------------------------------------- ----------------------------------------- -----------------------------------------

                          STATEMENT OF DIFFERENCES
                          ------------------------

 The section symbol shall be expressed as............................... 'SS'